Exhibit 99.1

VNET Reports First Quarter 2022 Unaudited Financial Results

BEIJING, May 24, 2022 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the three months ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Net revenues increased by 18.6% to RMB1.65 billion (US$259.6 million) from RMB1.39 billion in the same period of 2021.

•	Adjusted cash gross profit (non-GAAP) increased by 13.1% to RMB684.8 million (US$108.0 million) from RMB605.3 million in the same period of 2021. Adjusted cash gross margin (non-GAAP) was 41.6%, compared to 43.6% in the same period of 2021.

•	Adjusted EBITDA (non-GAAP) increased by 21.9% to RMB506.2 million (US$79.8 million) from RMB415.1 million in the same period of 2021. Adjusted EBITDA margin (non-GAAP) was 30.8%, compared to 29.9% in the same period of 2021.

First Quarter 2022 Operational Highlights

•	Total cabinets under management increased by 424 in the first quarter of 2022 to reach 78,964 as of March 31, 2022, compared to 55,926 as of March 31, 2021.

•	Cabinets utilized by customers increased by 1,329 in the first quarter of 2022 to reach 43,032 as of March 31, 2022, compared to 33,582 as of March 31, 2021.

•	Overall utilization rate of cabinets[1] was 54.5% as of March 31, 2022, compared to 60.0% as of March 31, 2021.

•	Retail IDC MRR[2] per cabinet reached RMB9,236 in the first quarter of 2022, compared to RMB9,144 in the first quarter of 2021.

Samuel Shen, Chief Executive Officer and Executive Chairman of VNET's Retail IDC, stated, “Successful execution of our dual-core strategy led our solid operational and financial results across each of our businesses in the first quarter amid a complex macro environment. We maintained our healthy growth momentum, bolstered by the phenomenal rise of the digital economy and favorable policy landscape as well as our proven ability to execute our strategy. For our wholesale business, during the first quarter we signed contracts generating approximately 16MW of capacity. Additionally, our value-added service offerings fueled steady order growth in our retail business from both existing and new customers, while our cloud business continued to pave the way for more opportunities in the industry-specific IT service space. Looking ahead, we remain steadfast in our efforts to advance our position in the wholesale and retail IDC markets where we expect to capture growing digital demand across a wide range of verticals.”

Tim Chen, Chief Financial Officer of VNET, commented, “For the first quarter, our revenues grew 18.6% year-over-year and adjusted EBITDA grew 21.9% year-over-year, both in line with our expectations. On top of the seasonal factors due to the Chinese New Year holidays during the first quarter, the COVID-19 resurgence in several tier-1 cities adversely affected our business. As we resolve through the market dynamics and cycles going forward, we will continue to advance our strategy to grow our business and increase shareholder value by further expanding our service offerings, diversifying our customer base and continuing to invest in our core capabilities.”

First Quarter 2022 Financial Results

NET REVENUES: Net revenues in the first quarter of 2022 were RMB1.65 billion (US$259.6 million), representing an increase of 18.6% from RMB1.39 billion in the same period of 2021. The year-over-year increase was mainly due to the increased demand from both wholesale and retail IDC customers, as well as the growth of revenue from the cloud business.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period. The compound utilization rate, a metrics that the Company used in the past, is calculated based on the weighted average number of customer-utilized cabinets over the reported period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

GROSS PROFIT: Gross profit in the first quarter of 2022 was RMB355.5 million (US$56.1 million), representing an increase of 10.0% from RMB323.3 million in the same period of 2021. Gross margin in the first quarter of 2022 was 21.6%, compared to 23.3% in the same period of 2021.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB684.8 million (US$108.0 million) in the first quarter of 2022, compared to RMB605.3 million in the same period of 2021. Adjusted cash gross margin in the first quarter of 2022 was 41.6%, compared to 43.6% in the same period of 2021.

OPERATING EXPENSES: Total operating expenses in the first quarter of 2022 were RMB259.5 million (US$40.9 million), compared to RMB243.2 million in the same period of 2021. As a percentage of net revenues, total operating expenses in the first quarter of 2022 were 15.8%, compared to 17.5% in the same period of 2021.

Sales and marketing expenses in the first quarter of 2022 were RMB74.9 million (US$11.8 million), compared to RMB74.0 million in the same period of 2021.

Research and development expenses in the first quarter of 2022 were RMB72.6 million (US$11.5 million), compared to RMB33.6 million in the same period of 2021.

General and administrative expenses in the first quarter of 2022 were RMB154.2 million (US$24.3 million), compared to RMB135.2 million in the same period of 2021.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and compensation for postcombination employment in an acquisition, were RMB200.8 million (US$31.7 million) in the first quarter of 2022, compared to RMB212.5 million in the same period of 2021. As a percentage of net revenues, adjusted operating expenses in the first quarter of 2022 were 12.2%, compared to 15.3% in the same period of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the first quarter of 2022 was RMB506.2 million (US$79.8 million), representing an increase of 21.9% from RMB415.1 million in the same period of 2021. Adjusted EBITDA in the first quarter of 2022 excluded share-based compensation expenses of RMB43.2 million (US$6.8 million). Adjusted EBITDA margin in the first quarter of 2022 was 30.8%, compared to 29.9% in the same period of 2021.

NET PROFIT/LOSS: Net profit attributable to ordinary shareholders in the first quarter of 2022 was RMB90.7 million (US$14.3 million), compared to a net loss attributable to ordinary shareholders of RMB84.7 million in the same period of 2021. Net profit attributable to ordinary shareholders in the first quarter of 2022 was mainly contributed by the gains from fair value changes of convertible promissory notes and other operating income.

PROFIT/LOSS PER SHARE: Basic and diluted profit per share in the first quarter of 2022 were RMB0.1 (US$0.02) and RMB0.03 (US$0.005), respectively, which represented the equivalent of RMB0.6 (US$0.12) and RMB0.18 (US$0.03) per American depositary share ("ADS"), respectively. Each ADS represents six Class A ordinary shares of the Company. Diluted profit/loss per share is calculated using adjusted net profit/loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of March 31, 2022, the aggregate amount of the Company's cash and cash equivalents, restricted cash, and short-term investments was RMB3.36 billion (US$530.8 million).

Net cash generated from operating activities, in the first quarter of 2022, was RMB482.6 million (US$76.1 million), compared to RMB274.5 million in the same period of 2021.

Business Outlook

For the full year of 2022, the Company expects net revenues to be in the range of RMB7,450 million to RMB7,750 million. Adjusted EBITDA is expected to be in the range of RMB1,975 million to RMB2,125 million. The above outlook remains unchanged from the previously provided estimates.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which does not factor in any of the potential future impacts caused by the ongoing COVID-19 pandemic, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Tuesday, May 24, 2022, or 9:00 AM Beijing Time on Wednesday, May 25, 2022.

For participants who wish to join the call, please access the link provided below to complete the Direct Event online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET First Quarter 2022 Earnings Conference Call
Conference ID:	5852919
Registration Link:	http://apac.directeventreg.com/registration/event/5852919

Upon registration, each participant will receive a set of dial-in numbers by location, a Direct Event passcode, a unique Registrant ID, and further detailed instructions, which will be used to join the conference call.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 31, 2022, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5852919

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	March 31, 2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets		Ex-Rate	6.3393
Current assets:
Cash and cash equivalents	1,372,481	3,042,359	479,920
Restricted cash	327,767	314,206	49,565
Accounts and notes receivable, net	1,405,997	1,606,591	253,434
Prepaid expenses and other current assets	2,049,911	2,280,434	359,730
Amounts due from related parties	167,967	172,795	27,258
Total current assets	5,324,123	7,416,385	1,169,907

Non-current assets:
Property and equipment, net	10,092,419	10,443,243	1,647,381
Intangible assets, net	900,335	892,180	140,738
Land use rights, net	337,235	335,212	52,878
Operating lease right-of-use assets, net	2,869,338	2,801,611	441,943
Goodwill	1,339,657	1,339,657	211,326
Restricted cash	8,225	8,325	1,313
Deferred tax assets, net	168,002	163,650	25,815
Long-term investments, net	98,243	85,058	13,418
Other non-current assets	1,957,462	2,029,888	320,207
Total non-current assets	17,770,916	18,098,824	2,855,019
Total assets	23,095,039	25,515,209	4,024,926

Liabilities and Shareholders' Equity
Current liabilities:
Accounts and notes payable	493,506	618,965	97,639
Accrued expenses and other payables	2,298,089	2,119,076	334,276
Advances from customers	1,041,902	1,167,145	184,113
Deferred revenue	55,695	55,777	8,799
Income taxes payable	43,770	49,511	7,810
Amounts due to related parties	8,772	7,790	1,229
Current portion of long-term borrowings	384,158	434,985	68,617
Current portion of finance lease liabilities	244,032	243,902	38,475
Current portion of deferred government grant	2,074	2,074	327
Current portion of operating lease liabilities	607,997	613,737	96,815
Total current liabilities	5,179,995	5,312,962	838,100

Non-current liabilities:
Long-term borrowings	2,215,015	2,894,804	456,644
Convertible promissory notes	4,266,951	5,778,691	911,566
Non-current portion of finance lease liabilities	1,119,751	1,141,856	180,123
Unrecognized tax benefits	77,573	80,553	12,707
Deferred tax liabilities	348,404	362,364	57,162
Non-current portion of deferred government grant	2,294	1,666	263
Non-current portion of operating lease liabilities	2,284,055	2,244,884	354,122

Total non-current liabilities	10,314,043	12,504,818	1,972,587

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(55,136)
Ordinary shares	60	60	9
Additional paid-in capital	15,198,055	15,212,378	2,399,694
Accumulated other comprehensive loss	(90,443)	(101,239)	(15,970)
Statutory reserves	74,462	74,685	11,781
Accumulated deficit	(7,590,382)	(7,499,899)	(1,183,080)
Total VNET Group, Inc. shareholders’ equity	7,242,229	7,336,462	1,157,298
Noncontrolling interest	358,772	360,967	56,941
Total shareholders' equity	7,601,001	7,697,429	1,214,239
Total liabilities and shareholders' equity	23,095,039	25,515,209	4,024,926

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,386,923	1,745,440	1,645,486	259,569
Cost of revenues	(1,063,611)	(1,365,472)	(1,289,965)	(203,487)
Gross profit	323,312	379,968	355,521	56,082

Operating income (expense)
Other operating income	-	-	39,697	6,262
Sales and marketing	(73,976)	(85,474)	(74,941)	(11,822)
Research and development	(33,565)	(63,037)	(72,615)	(11,455)
General and administrative	(135,246)	(390,935)	(154,237)	(24,330)
(Allowance) reversal for doubtful debt	(393)	(1,028)	2,633	415
Impairment of loan receivable to potential investee	-	9	-	-
Impairment of long-lived assets	-	(109,267)	-	-
Total operating expenses	(243,180)	(649,732)	(259,463)	(40,930)

Operating profit (loss)	80,132	(269,764)	96,058	15,152
Interest income	5,709	8,937	4,549	718
Interest expense	(84,479)	(75,363)	(53,119)	(8,379)
Other income	2,172	22,137	5,391	850
Other expenses	(3,422)	(3,498)	(352)	(56)
Changes in the fair value of convertible promissory notes	(8,641)	227,843	60,278	9,509
Foreign exchange (loss) gain	(33,846)	82,444	24,749	3,904
(Loss) gain before income taxes and (loss) gain from equity method investments	(42,375)	(7,264)	137,554	21,698
Income tax expenses	(37,299)	(15,549)	(46,700)	(7,367)
(Loss) gain from equity method investments	(1,305)	(1,729)	2,047	323
Net (loss) profit	(80,979)	(24,542)	92,901	14,654
Net gain attributable to noncontrolling interest	(3,680)	(2,736)	(2,195)	(346)
Net (loss) profit attributable to the Company’s ordinary shareholders	(84,659)	(27,278)	90,706	14,308

(Loss) profit per share
Basic	(0.10)	(0.03)	0.10	0.02
Diluted	(0.10)	(0.28)	0.03	0.00
Shares used in (loss) profit per share computation
Basic*	860,540,297	867,823,835	885,771,728	885,771,728
Diluted*	860,540,297	901,823,836	938,146,240	938,146,240

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.60)	(0.18)	0.60	0.12
Diluted	(0.60)	(1.68)	0.18	0.03

* Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Gross profit	323,312	379,968	355,521	56,082
Plus: depreciation and amortization	277,851	329,929	327,393	51,645
Plus: share-based compensation expenses	4,126	3,932	1,860	293
Adjusted cash gross profit	605,289	713,829	684,774	108,020
Adjusted cash gross margin	43.6%	40.9%	41.6%	41.6%

Operating expenses	(243,180)	(649,732)	(259,463)	(40,930)
Plus: share-based compensation expenses	30,729	249,108	41,385	6,528
Plus: compensation for postcombination employment in an acquisition	-	17,644	17,260	2,723
Plus: impairment of loan receivable to potential investee	-	(9)	-	-
Plus: impairment of long-lived assets	-	109,267	-	-
Adjusted operating expenses	(212,451)	(273,722)	(200,818)	(31,679)

Operating profit (loss)	80,132	(269,764)	96,058	15,152
Plus: depreciation and amortization	300,105	352,784	349,609	55,149
Plus: share-based compensation expenses	34,855	253,040	43,245	6,822
Plus: compensation for postcombination employment in an acquisition	-	17,644	17,260	2,723
Plus: impairment of loan receivable to potential investee	-	(9)	-	-
Plus: impairment of long-lived assets	-	109,267	-	-
Adjusted EBITDA	415,092	462,962	506,172	79,846
Adjusted EBITDA margin	29.9%	26.5%	30.8%	30.8%

VNET GROUP, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(80,979)	(24,542)	92,901	14,654
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	300,105	352,784	349,609	55,149
Stock-based compensation expenses	34,855	253,040	43,245	6,822
Others	186,399	(8,128)	39,992	6,309
Changes in operating assets and liabilities
Accounts and notes receivable	(203,432)	113,974	(197,962)	(31,228)
Prepaid expenses and other current assets	(195,171)	93,473	(115,458)	(18,213)
Accounts and notes payable	108,832	1,399	125,459	19,791
Accrued expenses and other payables	123,047	70,162	101,002	15,933
Deferred revenue	(4,162)	(12,799)	82	13
Advances from customers	119,045	53,499	125,243	19,757
Others	(114,086)	(228,871)	(81,514)	(12,860)
Net cash generated from operating activities	274,453	663,991	482,599	76,127

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(675,486)	(935,772)	(1,005,736)	(158,651)
Purchases of intangible assets	(7,522)	(8,625)	(10,497)	(1,656)
Proceeds from (payments for) investments	61,432	(566,460)	(14,487)	(2,285)
Proceeds from (payments for) other investing activities	761	374,013	(2,038)	(321)
Net cash used in investing activities	(620,815)	(1,136,844)	(1,032,758)	(162,913)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	718,636	490,815	650,952	102,685
Repayment of bank borrowings	(34,000)	(141,686)	(65,570)	(10,343)
Payments for finance lease	(110,480)	(97,772)	(102,073)	(16,102)
Proceed from issuance of convertible promissory notes	3,797,090	-	1,592,627	251,231
Repayment of 2021 Notes	-	(1,945,620)	-	-
(Payments for) proceeds from other financing activities	(29,387)	(48,644)	137,968	21,764
Net cash generated from (used in) financing activities	4,341,859	(1,742,907)	2,213,904	349,235

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	65,770	(7,255)	(7,328)	(1,156)
Net increase (decrease) in cash, cash equivalents and restricted cash	4,061,267	(2,223,015)	1,656,417	261,293
Cash, cash equivalents and restricted cash at beginning of period	3,116,437	3,931,488	1,708,473	269,505
Cash, cash equivalents and restricted cash at end of period	7,177,704	1,708,473	3,364,890	530,798